FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ________	Form 40-F___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	Press Release dated January 14, 2004 (“Research In Motion Prices Public Offering of Shares")	Page No 1

Document 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]

January 14, 2004

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION PRICES PUBLIC OFFERING OF SHARES

Waterloo, Ontario – Research In Motion Limited (NASDAQ: RIMM, TSX: RIM) today announced it has increased the size of its previously announced public offering to 10,500,000 common shares. RIM also announced it has obtained a receipt for a final short form prospectus from applicable Canadian provincial securities regulatory authorities and its registration statement has become effective under the U.S. Securities Act of 1933 in connection with the offering. The common shares will be sold in the United States and Canada at US $78.25 per share. The total net proceeds to the Company are expected to be approximately US $788,760,000. The offering is expected to close on January 21, 2004.

The offering is being book-run by Lehman Brothers Inc. and Merrill Lynch & Co., and managed by Goldman Sachs & Co., UBS Investment Bank, Banc of America Securities LLC, BMO Nesbitt Burns, CIBC World Markets, GMP Securities Ltd., Canaccord Capital Corporation, National Bank Financial Inc., Orion Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., SG Cowen Securities Corporation and TD Securities Inc.

RIM has granted the underwriters an option to purchase an additional 1,575,000 common shares to cover over-allotments, if any.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Copies of the U.S. final prospectus relating to the offering may be obtained from Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717 and Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 05, New York, NY 10080. Copies of the Canadian final prospectus relating to the offering may be obtained from Merrill Lynch Canada Inc., 181 Bay Street, Suite 400, Toronto, Ontario M4T 2A9.

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.net

_________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 14, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance